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                 September 12, 2022

       Anthony Gurnee
       Chief Executive Officer, President and Director
       Ardmore Shipping Corporation
       Belvedere Building
       69 Pitts Bay Rd, Ground Floor
       Pembroke, HM08 Bermuda

                                                        Re: Ardmore Shipping
Corporation
                                                            Registration
Statement on Form F-3
                                                            Filed September 2,
2022
                                                            File No. 333-267260

       Dear Mr. Gurnee:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Kevin Dougherty, Staff
       Attorney, at (202) 551-3271 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Christian Carlson, Esq.